UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 25 April 2013

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Rescue efforts concluded at Harmony's Phakisa mine

Johannesburg. Thursday, 25 April 2013. Harmony Gold Mining Company Limited ("Harmony" or the "Company") advises that the rescue teams have recovered the body of the missing mineworker at its Phakisa mine near Welkom at approximately 13:00 today.

The employee went missing after a fire started at the mine on Tuesday afternoon. The cause of the fire is still unknown and the containment and efforts to extinguish the underground fire are ongoing.

Harmony's Chief Executive Officer, Graham Briggs and his management team, wish to express their sincere condolences to the family and friends of the deceased.

We wish to thank everyone involved in the rescue efforts – the mine rescue teams, the Mine Rescue Services, the Department of Mineral Resources, the operational teams and the unions.

About Harmony

Harmony was incorporated 62 year ago and is one of the largest gold mining companies in the world and the third largest gold producer in South Africa with a reported production of 1.17* million ounces of gold for the financial year 2012 and Mineral Reserves of 52.9 million ounces. Harmony is a multi-listed company and its primary listing is on the JSE Limited (ticker: HAR). The company's shares are also quoted in the form of American Depositary Receipts (ADRs) on the New York Stock Exchange (ticker: HMY) and as International Depositary Receipts (IDRs) on the Berlin (ticker: HAM1) and Brussels exchanges (HMY).

Harmony operates mines in South African and Papua New Guinea. In South Africa, the company has ten underground mines and one open-pit mine and several surface operations in South Africa. In PNG, Harmony has a 50% interest in the Morobe Mining Joint Ventures, which includes Hidden Valley, an open-pit gold and silver mine, the exciting Wafi -Golpu project, and extensive exploration tenements. Outside the joint venture, Harmony's own exploration portfolio focuses principally on highly prospective areas in PNG. The Company's head office is situated in Randfontein, South Africa.
*Continued operations

ends.

Issued by Harmony Gold Mining Company Limited

25 April 2013

For more details contact:

Henrika Basterfield
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director